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                                                                      EXHIBIT 5

MONDAY, APRIL 24, 1995

                                           Contact:  Steven J. Harris/Rita McKay
                                              (313) 956-3164/(313) 252-8790


                  CHRYSLER BOARD REJECTS TRACINDA PROPOSAL;
                        CONFIRMS CASH RESERVE POSITION


     AUBURN HILLS, Mich. -- Chrysler Corporation announced today that its

Board of Directors, after a thorough and careful review, has unanimously rejected the leveraged buy-out proposal announced on April 12 by Tracinda

Corporation, a company owned by Mr. Kirk Kerkorian.

     The Board concluded that pursuing the proposal would not be in the best interests of the Company, its shareholders, employees, dealers, suppliers or customers and reiterated its support of the management team and its long term strategic vision for the company.

     Also at today's meeting, the Board took the opportunity to confirm

Chrysler's cash reserve policy.  Robert J. Eaton, Chairman and Chief Executive

Officer of Chrysler said:

     "Chrysler does not accumulate cash needlessly.  Our current cash reserve was set after careful study of what is necessary to remain globally competitive, especially during the cyclical downturns that affect our business from time to time.




                                    -more-



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     "We review our needs and our target periodically in light of changing business conditions.  Our current cash reserve target is $7.5 billion.  To the extent that the Company generates cash in excess of the target, and after taking into account opportunities for investment in our core businesses and changes in business conditions, Chrysler plans to use the excess to create additional shareholder value, through share repurchases or increased dividends."



     Chrysler confirmed that it intends to complete its previously announced $1 billion share repurchase program.  To date the Company has purchased $403 million of its stock under this program.



     Chrysler's directors noted that speculation and uncertainty about the

Tracinda proposal had led to concerns on the part of credit rating agencies,

lenders, employees, and dealers.  To address these concerns and the harm to the company that could result, Chrysler's directors reaffirmed that the company is not for sale.



     The Board stated that it is Chrysler's policy to be open to communications with all shareholders, and to consider shareholder suggestions carefully.

However, the Board believes unsolicited publicly announced proposals such as

Tracinda's are disruptive and do not serve the best interests of our shareholders.
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     "The primary objective of the directors and management of Chrysler is to build value for shareholders.  The Board is convinced that the company's current policies and strategies will achieve that goal," Mr. Eaton said.

     The complete text of the letter outlining the Board's position, sent today to Mr. Kerkorian by Mr. Eaton, follows:

     Dear Mr. Kerkorian:

          Chrysler's Board of Directors and our entire senior management team are committed to achieving increased profitability for Chrysler and increased value for Chrysler shareholders.  We regularly consider how best to achieve these goals.  In this context, the Board of Directors has reviewed your April 12 letter.  The Board has unanimously determined to reject the proposal outlined in your letter.

          Now and always, Chrysler is focused on the long-term.  We are committed to a sound business strategy that will allow Chrysler to continue to produce innovative, quality products throughout the business cycle.  And that means ensuring the financial strength that will enable

     Chrysler to fulfill that commitment.  Today, Chrysler is more financially stable than it has ever been and once more stands proudly among the top automakers in the U.S. and in the world, producing exceptional products and profitability.

          In the directors' judgment, pursuing your proposal is not in the best interests of the Company, its shareholders, its employees, its dealers or its customers.  Here are several of the reasons that underlie this conclusion:


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          Your letter speaks of an "offer," but it only amounts to an invitation to Chrysler to join you in a search to see if financing might be available for a transaction.  When you add up what would be required to pay shareholders and to refinance debt facilities, more than $30 billion would be needed.  Not a single non-Chrysler dollar of that financing --

     according to Tracinda's announcements -- has been lined up.  We have grave doubts that such a financing is feasible.

          Your letter contains no information whatsoever as to where you would look for the needed funds.  Your representatives have publicly stated that you would use $5.5 billion of Chrysler's cash reserves, seek $12-13 billion of debt financing, and seek $3 billion in equity.  Beyond these amounts, we believe your proposal would most likely also require refinancing approximately $10 billion of bank facilities at Chrysler and at Chrysler Financial.

          Even if this immense financing could be accomplished, the result would be a crippled company:

          --Given the cyclicality of the automotive business, we think it would be rash to strip Chrysler of over 70% of its cash reserves, and leave it vulnerable to the next downturn in the business cycle.

          --Chrysler's financial strength is also essential to developing new products and maintaining a leadership position in the intensely competitive world automotive marketplace.  Our planned product spending alone over the next five years is $23 billion.  Without the new products from the investment, Chrysler simply couldn't compete.


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          To explore an LBO this big would be a long and deeply disruptive process.  Tracinda has acknowledged that close to eight months would be needed.  The risks of failing to complete a transaction, and of major harm to the Company in the process, are very high.

          Since Tracinda announced its letter, Chrysler's relations with lenders have suffered.  In additon, credit rating agencies have placed Chrysler's debt on credit watch with negative implications.  Key partners in

     Chrysler's ongoing success -- our employees, our dealers, our suppliers --

     have also voiced their alarm and concern about the prospects of a leveraged transaction.

          Our directors believe it would be a serious mistake to subject

     Chrysler to the kind of leveraged transaction your proposal contemplates.

     Your representatives have said that you are willing to bet your stake in

     Chrysler on such a transaction.  Our directors do not have any interest in gambling with Chrysler's future.



     We believe strongly in Chrysler's future.  We also believe that the benefits from that bright future should be and will be realized by all of

Chrysler's shareholders.

                                           Yours sincerely,

                                           Robert J. Eaton
                                           Chairman and Chief Executive Officer



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